SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

GRUPO TELEVISA, S.A.

(Name of Issuer)

Global Depositary Shares

(Title of Class of Securities)

40049J206

(CUSIP Number)

July 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,859,800*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,859,800*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,800*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) OO

*  The reporting person beneficially owns 4,859,800 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”).  Each CPO represents one A Share, one L Share and one Dividend Premium Share (“D Share”).  The 4,859,800 GDSs owned by the reporting person represent 5.3% of the GDSs, 4.5% of the CPOs, 2.2% of the A shares, 4.5% of the L Shares and 4.5% of the D Shares outstanding as of June 30, 2003.

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,487,400*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,487,400*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,400*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) OO

*  The reporting person beneficially owns 1,487,400 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”).  Each CPO represents one A Share, one L Share and one Dividend Premium Share (“D Share”).  The 1,487,400 GDSs owned by the reporting person represent 1.6% of the GDSs, 1.4% of the CPOs, 0.7% of the A Shares, 1.4% of the L Shares and 1.4% of the D Shares outstanding as of June 30, 2003.

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,347,200*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,347,200*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,347,200*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7%

12.	Type of Reporting Person (See Instructions) IN

*  The reporting person beneficially owns 6,347,200 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”).  Each CPO represents one A Share, one L Share and one Dividend Premium Share (“D Share”).  The 6,347,200 GDSs owned by the reporting person represent 7% of the GDSs, 5.9% of the CPOs, 2.8% of the A Shares, 5.9% of the L Shares and 5.9% of the D Shares outstanding as of June 30, 2003.

All GDSs owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III (“Gates”) as the sole member of Cascade.  All GDSs owned by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by Gates as the sole trustee of the Foundation.  Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the GDSs owned by Cascade.  In addition, Mr. Larson acts with investment discretion for Gates, as sole trustee of the Foundation, in respect of the GDSs owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the GDSs beneficially owned by Cascade, the Foundation or Gates.

Item 1.
	(a)	Name of Issuer Grupo Televisa, S.A. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices Avenida Vasco de Quiroga 2000 Colonia Santa Fe 01210 Mexico City DF, Mexico

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation (the “Foundation”) and William H. Gates III (“Gates”).
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington  98033
The Foundation – 1551 Eastlake Avenue E., Seattle, Washington  98102
Gates – One Microsoft Way, Redmond, Washington  98052

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.
The Foundation is a charitable trust organized under the laws of the State of Washington.
Gates is a citizen of the United States of America.

	(d)	Title of Class of Securities Global Depositary Shares
	(e)	CUSIP Number 40049J206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2003
Date
CASCADE INVESTMENT, L.L.C. By /s/ Michael Larson
Signature
Name: Michael Larson Title: Manager

BILL & MELINDA GATES FOUNDATION By /s/ Michael Larson
Signature
Name: Michael Larson* Title: Attorney-in-fact

WILLIAM H. GATES III By /s/ Michael Larson
Signature
Name: Michael Larson* Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

July 29, 2003
Dated
CASCADE INVESTMENT, L.L.C. /s/ Michael Larson
Signature
Name: Michael Larson Title: Manager

BILL & MELINDA GATES FOUNDATION /s/ Michael Larson
Signature
Name: Michael Larson* Title: Attorney-in-fact

WILLIAM H. GATES III /s/ Michael Larson
Signature
Name: Michael Larson* Title: Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade Investment, L.L.C.’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.